UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 24, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9 Other Items

On August 16, 2023, Music Licensing, Inc. (OTC: SONG) passed a board Resolution

Resolution Summary: The Board of Directors of Music Licensing, Inc. has passed a unanimous resolution authorizing CEO Jake P. Noch to optimize the company's common stock liquidity through stock splits. The key points of the resolution are as follows:

The CEO is authorized to consider and execute forward or reverse stock splits as deemed appropriate for optimizing liquidity.

The CEO has the authority to determine the timing, ratio, terms, and conditions of these stock splits, subject to legal requirements and regulations.

The CEO can make decisions on stock splits without requiring further approval from the Board of Directors.

The CEO is obligated to keep the Board informed about actions taken and provide updates on the progress and outcomes of stock split initiatives.

This authorization is effective immediately and remains in force until revoked or amended by a subsequent resolution.

All actions taken by the CEO under this resolution must comply with applicable laws, regulations, and stock exchange requirements.

The resolution was adopted unanimously by the Board of Directors on August 24, 2023.

Exhibit No.	Description

1000	Board Resolution

Forward-Looking Statements

this release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	August 25, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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